UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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SEC FILE NUMBER

811-01639

CUSIP NUMBER

292851102

FORM 12b-25

NOTIFICATION OF LATE FILING
(Check one): ☐ Form 10-K      ☐ Form 20-F     ☐ Form 11-K      ☐ Form 10-Q      ☐ Form 10-D      ☐ Form N-SAR
    ☒ Form N-CSR

For Period Ended: September 30, 2011
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: __________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not Applicable

PART I — REGISTRANT INFORMATION

Engex, Inc.
Full Name of Registrant

__________________________________________________________________________________________
Former Name if Applicable

44 Wall Street, Second Floor
Address of Principal Executive Office (Street and Number)

New York, NY 10005
City, State and Zip Code

SEC 1344 (04-09)

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to
Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the

☒ fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On October 26, 2011, Raich Ende Malter & Co. LLP (“Raich Ende”), the accounting firm selected by the Registrant’s Board of Directors and ratified by stockholder as the Registrant’s independent accountants for the fiscal year ended September 30, 2011, informed Registrant’s Audit Committee that during an internal review they discovered an event that caused them to conclude that they might not meet the auditor independence requirements for the fiscal year ended September 30, 2011.  As a result, and having determined that requested relief from the Securities and Exchange Commission could not be obtained in time to complete the audit of the Registrant’s September 30, 2011 financial statements, on October 26, 2011, Raich Ende resigned as independent auditors for the Registrant with respect to the fiscal year ended September 30, 2011.  Raich Ende was the independent auditors for the Fund and audited the Fund’s financial statements for the fiscal years ended September 30, 2005 through 2010.

On November 3, 2011, Registrant’s Audit Committee, the members of which are all not interested persons as defined in Section 2(a)(19) of the Investment Company Act, selected EisnerAmper LLP (“Eisner”) as Registrant’s independent auditors for the fiscal year ended September 30, 2011.  Due to the short period of time between the appointment of Eisner and December 9, 2011, the date on which the Form N-CSR would have to be filed to comply with the requirements of the Form, the Form N-CSR could not be filed without unreasonable effort or expense.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

S. Elliott Cohan 212 715-9512
(Name) (Area Code) (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).     Yes ☒     No ☐

___________________________________________________________________________________________________________________________________________________________________________________________

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐  No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Engex, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date December 9, 2011
By /s/ Michael Siciliano
   Michael Siciliano, Treasurer